 **regressionmovie**



 **regressionmovie** Our team is still glowing over the incredible amount of support we received for the launch of our campaign! Thank you everyone who came out to encourage us, we are so excited for the future of this film. We also want to give a very special shout out to our sponsors who donated to our raffle! @liberateurself @diceenvy @soulswaypractice @starringsierra and @styled.bygianni and our past life regression session! Thank you for elevating our event, your gifts were such a hit at the party!

Big thanks to our incredible volunteers who we could not have survived without. We're so proud of this project and this incredible team! We invite you to join us on this journey and check out our official #wefunder campaign LINK IN BIO to learn more! If you missed the debut of our new teaser - send us a DM and we'll sneak you a peek!

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 Liked by **melissa_makes_movies** and **others**

AUGUST 7

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